UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE) 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 301st MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 14, 2016

  DATE, TIME AND VENUE: At 5:00 p.m. on September 14, 2016, the meeting was held via conference call, pursuant to Paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

  CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

  ATTENDANCE: All the members of the Board of Directors (“Board”).

  PRESIDING BOARD: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Gisélia Silva, to be the Secretary.

  AGENDA: To consider and vote on: (i) provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by CPFL Energias Renováveis S.A. ("Issuer"), pursuant to the indenture of the fourth issue of simple, unsecured, non-convertible debentures, in two series, with additional personal guarantee of the Company (“Debentures”, “Issue” and “Issue Indenture”, respectively), for public distribution with limited distribution efforts, in accordance with CVM Instruction 476 of February 16, 2009, as amended (“Restricted Offer”) and “CVM Instruction 476”, respectively), expressly waiving the benefits of order, novation, rights and permissions of any nature provided for in Articles 277, 333, sole paragraph, 364, 366, 821, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of Federal Law 13,105 of March 16, 2015, as amended (“Brazilian Civil Procedure Code”), undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full Nominal Unit Value (as defined herein), or the balance of the Nominal Unit Value plus the respective Remuneration (as defined herein) and, if applicable, any interest for late payment, as well as any amounts, both principal and ancillary, owed by the Issuer under the Issue Indenture, including any attorneys' fees, expenses with deposits, court expenses and charges arising from lawsuits and out-of-court measures that may be filed by the trustee of the Issue; (ii) authorizing the Board of Executive Officers of the Company to carry out all acts necessary to formalize the above resolution, observing item (ii) of the resolutions herein, as well as to enter into any and all documents required to formalize and consummate the suretyship approved herein, including, but not limited to, the Issue Indenture and any amendments thereof; (iii) recommending to the directors appointed by CPFL Energia in the Board of Directors of CPFL Renováveis to vote for approval of said Issue; and (iv) ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Restricted Offer and the suretyship approved herein.

  RESOLUTIONS: The directors of the Company, pursuant to Item (s), Article 17 of the Company’s Bylaws, after examining and discussing the matters, unanimously and without reservations, approved:

(i)        the provision by the Company of personal guarantee in the form of suretyship, to guarantee the due, on-time and full compliance with all pecuniary obligations, both principal and ancillary, to be assumed by the Issuer, pursuant to the Issue Indenture, for public distribution with limited distribution efforts, in accordance with CVM Instruction 476, expressly waiving the benefits of order, novation, rights and permissions of any nature provided for in Articles 277, 333, sole paragraph, 364, 366, 821, 827, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and articles 130 and 794 of the Brazilian Civil Procedure Code, undertaking as surety and principal payer, jointly and severely liable with the Issuer, to pay the full Nominal Unit Value (as defined herein)  or the balance of the Nominal Unit Value plus the respective Remuneration (as defined herein) and, if applicable, any interest for late payment, as well as any amounts, both principal and ancillary, owed by the Issuer under the Issue Indenture, including any attorneys' fees, expenses with deposits, court expenses and charges arising from lawsuits and out-of-court measures that may be filed by the trustee of the Issue. No objection or opposition brought by the Issuer will be admitted nor may be invoked by the Company with the objective of excusing itself from complying with its obligations owed to the debentureholders in connection with the Issue and the Restricted Offer, which shall have the following characteristics:

(a)   Issue Date: For all legal purposes, the date of issue of Debentures of the First Series will be September 28, 2016 (“Date of Issue of the Debentures of the First Series”). For all legal purposes, the date of issue of the Debentures of the Second Series will be the first Date of Subscription and Payment of the Debentures of the Second Series (“Date of Issue of the Debentures of the Second Series” and, jointly with the Date of Issue of the Debentures of the First Series, “Issue Dates”);

(b)  Total Issue Amount: The total Issue amount will be four hundred million reais (R$400,000,000.00) on the Issue Date, as defined herein (“Total Issue Amount”), of which: (i) two hundred million reais (R$200,000,000.00) corresponding to the Debentures of the First Series (as defined herein); and (ii) two hundred million reais (R$200,000,000.00) corresponding to the Debentures of the Second Series (as defined herein);

(c)   Amount: A total of forty (40) Debentures will be issued, of which: (i) twenty (20) Debentures under the First Series (“Debentures of the First Series”); and (ii) twenty (20) Debentures under the Second Series ("Debentures of the Second Series”);

(d)  Nominal Unit Value: The nominal unit value of the Debentures on the respective Issue Dates will be ten million reais (R$10,000,000.00) (“Nominal Unit Value”);

(e)  Series: The Debentures will be issued in two (2) series;

(f)   Type: The Debentures will be unsecured, with additional personal guarantee;

(g)  Guarantees: The Debentures will have additional personal guarantee in the form of suretyship, to be provided by the Company;

(h)  Form, Convertibility and Proof of Ownership of the Debentures: The Debentures will be registered and of book-entry type, without the issue of certificates, and will not be convertible into shares of the Issuer. For all purposes and effects, the ownership of Debentures will be proved through a statement issued by the financial institution responsible for the bookkeeping of the Debentures, the transfer agent. Additionally, the statement on behalf of the holders of the debentures of the Issue (“Debentureholders”) issued by CETIP S.A. – Clearing House (“CETIP”), will be recognized as proof of ownership for Debentures under the electronic custody of CETIP.

(i)    Maturity, Price and Form of Subscription and Payment: The Debentures may be subscribed to and paid up at any time as of the initial date of the distribution, within the period of distribution, in accordance with Articles 7-A and 8 of CVM Instruction 476. The Debentures of each series will be subscribed to at their Nominal Unit Value plus the Remuneration accrued since the respective first Date of Subscription and Payment, as defined herein, of the Debentures of each series. The Debentures of each series will be paid up at sight, in domestic currency, upon subscription, in accordance with the procedures adopted by CETIP (“Date of Subscription and Payment”);

(j)    Distribution and Trading: The Debentures will be deposited for: (i) public distribution in the primary market in the Asset Distribution Module (MDA); and (ii) trading in the secondary market through CETIP21 – Securities, both environments managed and operated by CETIP, and any distribution and trading will be settled financially by and the Debentures will be held in electronic custody at CETIP;

(k)   Allocation of Proceeds: The proceeds from the Issue of Debentures will be allocated to working capital and other usual activities of the issuer;

(l)    Duration and Maturity: The Debentures of the First Series will have duration of five (5) years, as of the Date of Issue of the Debentures of the First Series, therefore maturing on September 28, 2021 (“Date of Maturity of the Debentures of the First Series”), except in the cases of early maturity and early redemption provided for in the Issue Indenture. The Debentures of the Second Series will have duration of five (5) years, as of the Date of Issue of the Debentures of the Second Series (“Date of Maturity of the Debentures of the Second Series” and, jointly with the Date of Maturity of the Debentures of the First Series, “Maturity Dates”), except in the cases of early maturity and early redemption provided for in the Issue Indenture;

(m) Remuneration: The Nominal Unit Value of Debentures will not be restated or adjusted by inflation. The remuneration of the Debentures of each series will include compensatory interests, calculated as of the respective first Date of Subscription and Payment, corresponding to the accrued variation of one hundred and twenty-six percent (126.00%) of the average daily overnight rate (DI – Interbank Deposit Rate) for one day, over extra group, expressed as a percentage per annum, based on a year with two hundred and fifty-two (252) Business Days, as calculated and published by CETIP. The Remuneration will be calculated exponentially and will accrue pro rata temporis according to the number of Business Days lapsed, over the Nominal Unit Value, or the balance of the Nominal Unit Value of the Debentures, and paid at the end of each Capitalization Period, as defined herein, in accordance with the formula to be established in the Issue Indenture (“Remuneration”). The capitalization period of the Remuneration (“Capitalization Period”) of each series is, for the first Capitalization Period, the period between the respective Date of Subscription and Payment and the first date of payment of the Remuneration of each series, as defined herein, and, for the other Capitalization Periods, the period between any date of payment of the Remuneration, as defined herein, and the subsequent date of payment of the Remuneration, as defined herein. Each Capitalization Period succeeds the previous period without interruption, through the respective Maturity Date of each series;

(n)  Payment of the Remuneration: The Remuneration of the Debentures of the First Series will be paid semiannually, as of the Issue Date of the Debentures of the First Series, with the first payment on March 28, 2017 and other payments on the 28th of March and September of each subsequent year, and the final payment due on the Maturity Date of the Debentures of the First Series (or on the date of early redemption, early amortization or early maturity of the Debentures of the First Series, as provided for in the Issue Indenture, as applicable). The Remuneration of the Debentures of the Second Series will be paid semiannually, as of the Issue Date of the Debentures of the Second Series, with the final payment due on the Maturity Date of the Debentures of the Second Series (or on the date of early redemption, early amortization or early maturity of the Debentures of the Second Series, as provided for in the Issue Indenture, as applicable);

(o)  Amortization: The Debentures will be amortized in three (3) annual and consecutive installments, on the dates and according to the percentages below, beginning in the thirty-sixth (36th) month from the Date of Issue of the Debentures of the First Series:

Date	Percentage of the Nominal Unit Value of the Debentures of the First Series
September 28, 2019	20.0000%
September 28, 2020	30.0000%
Date of Maturity of the Debentures of the First Series	balance of the Nominal Unit Value

The Debentures will be amortized in three (3) annual and consecutive installments, on the dates and according to the percentages below, beginning in the thirty-sixth (36th) month from the Date of Issue of the Debentures of the Second Series:

Date	Percentage of the Nominal Unit Value of the Debentures of the Second Series
thirty-sixth (36th) month as of the Date of Issue of the Debentures of the Second Series	20,0000%
forty-eighth (48th) month as of the Date of Issue of the Debentures of the Second Series	30,0000%
Date of Maturity of the Debentures of the Second Series	balance of the Nominal Unit Value

(p)  Optional Full Early Redemption and Optional Early Amortization: the Issuer may, at any time and at its exclusive discretion: (i) choose to amortize the principal in advance, limited to ninety-five percent (95%) of the Nominal Unit Value of the Debentures (or the balance of the Nominal Unit Value of the Debentures, as applicable), which must include, proportionally, all Debentures (“Optional Early Amortization”); or (ii) choose to redeem all Debentures in advance, with the consequent cancelation of the Debentures (“Optional Full Early Redemption"), as applicable.

The amount under the Optional Early Amortization or Optional Full Early Redemption of the Debentures of the First Series due by the Issuer will be equal to the balance of the Nominal Unit Value of the Debentures of the First Series, in the case of redemption, or a portion of the balance of the Nominal Unit Value of the Debentures of the First Series, in the case of amortization, plus the respective Remuneration, calculated pro rata temporis from the respective Date of Subscription and Payment or the immediately prior date of payment of the Remuneration, as applicable, through the date of redemption or amortization, as applicable, plus the flat premium applicable over the amount to be redeemed or amortized, as applicable (“Premium of the Debentures of the First Series”).

The amount under the Optional Early Amortization or Optional Full Early Redemption of the Debentures of the Second Series due by the Issuer will be equal to the balance of the Nominal Unit Value of the Debentures of the Second Series, in the case of redemption, or a portion of the balance of the Nominal Unit Value of the Debentures of the Second Series, in the case of amortization, plus the respective Remuneration, calculated pro rata temporis from the respective Date of Subscription and Payment or the immediately prior date of payment of the Remuneration, as applicable, through the date of redemption or amortization, as applicable, plus the flat premium applicable over the amount to be redeemed or amortized, as applicable (“Premium of the Debentures of the Second Series” and, jointly with the Premium of the Debentures of the First Series, “Premiums”).

The periods and procedures for the Optional Early Redemption or the Extraordinary Partial Amortization will be defined in the Issue Indenture.

(q)  Early Redemption Tender Offer: The Issuer may, at its exclusive discretion and at any time, conduct a tender offer for early redemption of the Debentures, with the consequent cancelation of the Debentures, addressed to all Debentureholders, indistinctively, ensuring equal conditions to accept the redemption of the Debentures they hold (“Early Redemption Tender Offer”). The value to be paid to Debentureholders as a result of the early redemption will be equal to the balance of the Nominal Unit Value of the Debentures object of redemption, plus: (a) the Remuneration of each series, calculated pro rata temporis from the respective Date of Subscription and Payment or the date of the previous payment of Remuneration, as applicable, through the date of its effective payment; and (b) any redemption premium to be offered to Debentureholders, at the exclusive discretion of the Issuer, which may not be negative. The periods and procedures for the Early Redemption Tender Offer and the redemption arising from the Early Redemption Tender Offer will be defined in the Issue Indenture;

(r)   Optional Acquisition: The Issuer may, at any time, observing the periods established in CVM Instruction 476, acquire any Outstanding Debentures, as defined herein, observing the provisions in Paragraph 3, Article 55 of Brazilian Corporations Law. The Debentures acquired by the Issuer may be canceled, held in treasury by the issuer, or re-placed in the market, observing the conditions under CVM Instruction 476. Any Debentures acquired by the Issuer and held in treasury pursuant to this item, if and then re-placed in the market, will be entitled to the same Remuneration applicable to the other Debentures.

“Outstanding Debentures” are deemed as: all Debentures Outstanding in the market, excluding any Debentures the issuer may hold in treasury, or those held by its controlling shareholders or any of its subsidiaries or affiliates, or those held by their respective directors and officers and their spouses;

(s)   Early Maturity: Observing the provisions in the Issue Indenture, the Debentures and all obligations in the Issue Indenture will be deemed early matured, with the balance of the Nominal Unit Value of the Debentures, plus the Remuneration, calculated pro rata temporis from the first Date of Subscription and Payment or the immediately prior date of payment of the Remuneration, as applicable, through the effective date of payment of the Remuneration becoming immediately payable by the Issuer, upon notice, notification, or court or out-of-court notification in case of occurrence of any of the events to be defined as events of default in the Issue Indenture;

Fine and Interest for Late Payment: Without prejudice to the Remuneration of the Debentures, in case the Issuer fails to make the on-time payment of any amount due to the Debentureholders, any amounts overdue and unpaid by the Issuer, including, but not limited to, the payment of the Remuneration due pursuant to the Issue Indenture, will be subject, regardless of prior notice, notification, or court or out-of-court notification: (i) conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest for late payment at the rate of one percent (1%) per month, calculated pro rata temporis from the date of default through the date of the effective payment;

(t)    Distribution and Trading: The Debentures will be object of a Restricted Offer, under a firm guarantee of distribution for all Debentures, with the intermediation of an intermediary financial institution of the Issue that is a member of the securities distribution system (“Lead Manager”);

(u)  Form and Place of Payment: Any payments to which the Debentures are entitled will be made by the Issuer using the procedures adopted by CETIP for Debentures held in electronic custody of CETIP. Any Debentures that are not held in custody with CETIP will have their payments made by the transfer agent or at the headquarters of the Issuer, as applicable;

(v)   Renegotiation: The Debentures will not be subject to scheduled renegotiation; and

(w)  Extension of Terms: The terms for payment of any obligation provided in and arising from the Issue Indenture will be considered extended if the maturity coincides with a day on which banks are closed in the City of São Paulo, State of São Paulo, a national holiday in Brazil, Saturdays or Sundays, without any increase to the amounts due, except in the cases where payments must be made by CETIP, in which case the term will only be extended when the date of payment is not a Business Day (as defined herein). “Business Day” will be considered as any week day, except Saturdays, Sundays and national holidays in Brazil. When any period mentioned in the Issue Indenture is not followed by the term “Business Day”, such period will be construed as counted through calendar days.

(ii)       authorization for the Board of Executive Officers of the Company, and any of its legal representatives, to carry out all acts necessary to formalize and consummate the suretyship approved herein, as well as to enter into any and all documents that may be required, including, but not limited to, the Issue Indenture and any amendments thereof;

(iii)      recommendation to the directors appointed by CPFL Energia in the Board of Directors of CPFL Renováveis to vote for approval of said Issue; and

(iv)      ratification of all acts already carried out by the Board of Executive Officers of the Company related to the Restricted Offer and the suretyship approved herein.

  CLOSURE AND DRAWING UP OF THE MINUTES: There being no further business to discuss, the floor was offered to all those present and, as no one came forward, the meeting was adjourned for the time required to draw up these minutes, which was then read, approved and signed by all those present.

This is a true copy of the original minutes drawn up in the Book of Minutes of meetings of the Board of Directors no. 7, pages 32 to 38.

São Paulo, September 14, 2016.

Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 16, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.